                                                                      Exhibit 1



July 11, 1996

For more information, please contact:
Dennis M. Dolan, Vice President and Chief Financial Officer




                     AIR EXPRESS INTERNATIONAL CORPORATION
                   ANNOUNCES ESTABLISHMENT OF CREDIT FACILITY



Darien, Connecticut.....Air Express International Corporation ("AEI") today announced the establishment of a $75 million syndicated credit facility. The facility is a three-year revolving credit loan for which The Bank of New York is lead agent. First National Bank of Chicago is co-agent, with First Union Bank and Bank of Boston as additional participants in the syndicate.

Dennis M. Dolan, Vice President and Chief Financial Officer, stated, "The establishment of this facility will provide AEI with the flexibility to continue to strengthen its global network via internal expansion and acquisitions."

Based in Darien, Connecticut, AEI is an integrated logistics company offering transportation, warehousing and distribution and information service solutions to customers throughout the world.
















                                  Page 4 of 5